

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

September 15, 2020

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

> **Re: MIAX Emerald, LLC ("Emerald")**
> **Amendment 2020-9 to Form 1 Application**

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2020-9 to the Form 1 Application of Emerald, which includes the following changes:

> Exhibit M –   Updated Member Lists

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,** **REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION** **FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 09/15/2020	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: MIAX Emerald, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
      Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
      Barbara J. Comly, EVP, General Counsel & Corporate Secretary
      609-897-7315

20012519

6. Provide the name and address of counsel for the applicant:
      Barbara J. Comly, EVP, General Counsel & Corporate Secretary
      MIAX Emerald, LLC
      7 Roszel Road, Suite 1A
      Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
      ☒ Limited Liability Company   ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 01/30/18   (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX EMERALD, LLC

Date: September 15, 2020   By: *Barbara J. Comly*
                                                    Barbara J. Comly
                                                    EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ___ day of _____, 2020.

Based upon relief from Commission Staff and difficulties arising from COVID-19,
MIAX Emerald, LLC is making this filing without a notarization.

_____
Notary Public of the State of New Jersey

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1.   **Name;**

2.   **Date of election to membership or acceptance as a member, subscriber or other user;**

3.   **Principal business address and telephone number;**

4.   **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5.   **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6.   **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of September 10, 2020, including the information set forth in items 1-6 above.



MEMBER FIRMS

ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050

Chicago   IL   60604

Tele #: (312) 604-8000

Approval Date: 3/1/2019

Membership Activities:

Clearance

International Tele #

SEC #: 8- 34354

CRD #: 14020

AMS DERIVATIVES B.V.

Strawinskylaan 3095

Amsterdam, 1077ZX

Netherlands

Tele #:

Approval Date: 6/17/2019

Membership Activities:

Registered Market Maker

International Tele # +31 20 708 7748

SEC #: 8- 69890

CRD #: 286507

APEX CLEARING CORPORATION

One Dallas Center

350 N. St. Paul, Suite 1300

Dallas   TX   75201

Tele #: (214) 765-1100

Approval Date: 3/1/2019

Membership Activities:

Clearance

International Tele #

SEC #: 8- 23522

CRD #: 13071

BARCLAYS CAPITAL INC.

745 Seventh Avenue

New York   NY   10019

Tele #: (212) 526-7000

Approval Date: 3/1/2019

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 41342

CRD #: 19714

BOFA SECURITIES, INC.

One Bryant Park

222 Broadway

New York   NY   10038

Tele #: (646) 743-2734

Approval Date: 3/1/2019

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 69787

CRD #: 283942

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor

Chicago   IL   60603

Tele #: (312) 395-2100

Approval Date: 3/1/2019

Membership Activities:

Primary Lead, Lead, Registered Market Maker & Order Entry

International Tele #

SEC #: 8- 53574

CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

390-388 Greenwich Street

New York   NY   10013

Tele #: (212) 816-6000

Approval Date: 5/1/2019

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 8177

CRD #: 7059

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor

New York   NY   10010

Tele #: (212) 325-2000

Approval Date: 3/1/2019

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 00422

CRD #: 816

CUTLER GROUP, LP

101 Montgomery Street, Ste. 700

San Francisco   CA   94104

Tele #: (415) 293-3956

Approval Date: 3/1/2019

Membership Activities:

Registered Market Maker & Order Entry

International Tele #

SEC #: 8- 42415

CRD #: 31730

DASH FINANCIAL TECHNOLOGIES LLC

311 S. Wacker Drive, Ste. 1000
Chicago   IL   60606
Tele #: (847) 550-1730

Approval Date: 3/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-52503
CRD #: 104031

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd   PA   19004
Tele #: (610) 617-2600

Approval Date: 3/1/2019
Membership Activities:
Order Entry
International Tele #

SEC #: 8-65878
CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street
New York   NY   10282
Tele #: (212) 902-1000

Approval Date: 3/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-129
CRD #: 361

GROUP ONE TRADING LP

425 S. Financial Place - Ste. 3400
Chicago   IL   60605
Tele #: (312) 347-8864

Approval Date: 3/1/2019
Membership Activities:
Order Entry
International Tele #

SEC #: 8-47762
CRD #: 37484

HRT FINANCIAL LLC

4 World Trade Center
150 Greenwich Street - 57th Floor
New York   NY   10007
Tele #: (212) 293-1444

Approval Date: 3/1/2019
Membership Activities:
Order Entry
International Tele #

SEC #: 8-68430
CRD #: 152144

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300
Chicago   IL   60606
Tele #: (312) 244-3300

Approval Date: 3/1/2019
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-52600
CRD #: 104143

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York   NY   10019
Tele #: (212) 310-9500

Approval Date: 3/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-23669
CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich   CT   06830
Tele #: (203) 618-5710

Approval Date: 3/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-47257
CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York   NY   10179
Tele #: (201) 595-8471

Approval Date: 3/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-35008
CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 6th Floor
New York   NY   10281
Tele #: (646) 759-6000

Approval Date: 3/8/2019
Membership Activities:
Order Entry
International Tele #

SEC #: 8-52275
CRD #: 103782

JANE STREET OPTIONS, LLC

250 Vesey Street - 6th Floor
New York   NY   10281
Tele #: (646) 759-6000

Approval Date: 3/8/2019
Membership Activities:
Order Entry
International Tele #

SEC #: 8-66813
CRD #: 134159

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York   NY   10022
Tele #: (212) 284-2300

Approval Date: 3/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-15074
CRD #: 2347

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600
Chicago   IL   60654
Tele #: (312) 205-8900

Approval Date: 12/9/2019
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-52989
CRD #: 106124

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 300
Chicago   IL   60603
Tele #: (312) 334-8000

Approval Date: 3/1/2019
Membership Activities:
Order Entry
International Tele #

SEC #: 8-48255
CRD #: 38455

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York   NY   10036
Tele #: (646) 743-1295

Approval Date: 3/1/2019
Membership Activities:
Clearance
International Tele #

SEC #: 8-33359
CRD #: 16139

MORGAN STANLEY & CO. LLC

1585 Broadway
New York   NY   10036
Tele #: (212) 761-4000

Approval Date: 3/1/2019
Membership Activities:
All Market Maker & Electronic Exchange Options Memberships
International Tele #

SEC #: 8-15869
CRD #: 8209

OPTIVER US LLC

130 E. Randolph Street, Ste. 1300
Chicago   IL   60601
Tele #: (312) 821-9500

Approval Date: 3/1/2019
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-66083
CRD #: 128030

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City   NJ   07399
Tele #: (201) 413-2000

Approval Date: 3/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-17574
CRD #: 7560

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago   IL   60604
Tele #: (312) 360-2440

Approval Date: 3/1/2019
Membership Activities:
Order Entry
International Tele #

SEC #: 8-68556
CRD #: 153585

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 201
Bala Cynwyd   PA   19004
Tele #: (610) 617-2600

Approval Date: 3/1/2019
Membership Activities:
Lead & Registered Market Maker
International Tele #

SEC #: 8-37520
CRD #: 33875

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd   PA   19004
Tele #: (610) 617-2600

Approval Date: 3/1/2019
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-47034
CRD #: 35874

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.
New York   NY   10013
Tele #: (212) 625-5700

Approval Date: 3/1/2019
Membership Activities:
Primary Lead, Lead, Registered Market Maker & Order Entry
International Tele #

SEC #: 8-68090
CRD #: 148960

UBS SECURITIES LLC

1285 Avenue of the Americas
New York   NY   10019
Tele #: (203) 719-3000

Approval Date: 3/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-22651
CRD #: 7654

VOLANT EXECUTION, LLC

233 S. Wacker Drive, Ste. 4040
Chicago   IL   60606
Tele #: (312) 692-5000

Approval Date: 3/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-66826
CRD #: 134284

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte   NC   28202
Tele #: (704) 715-6133

Approval Date: 3/6/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65876
CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago   IL   60604
Tele #: (312) 884-4000

Approval Date: 3/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65336
CRD #: 120719

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago   IL   60604
Tele #: (312) 884-3490

Approval Date: 3/1/2019
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-47484
CRD #: 36848

Total Firms 36